Bellerophon Therapeutics, Inc.
184 Liberty Corner Road, Suite 302
Warren, New Jersey 07059

July 1, 2020
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:    Bellerophon Therapeutics, Inc.
Registration Statement on Form S-3
Filed on June 26, 2020
File No. 333-239473
Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Bellerophon Therapeutics, Inc. (the “Company”) hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-3 be accelerated to Thursday, July 2, 2020, at 4:00 p.m., Eastern Time, or as soon as thereafter practicable.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Any questions should be addressed to Jeffrey Schultz, Esq., at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Chrysler Center, 666 Third Avenue, New York, New York 10017, telephone (212) 692-6732.

Thank you very much.

Very truly yours,

Bellerophon Therapeutics, Inc.

/s/ Fabian Tenenbaum
_________________________
By: Fabian Tenenbaum
Title: Chief Executive Officer

cc:    Securities and Exchange Commission
    Tim Buchmiller

    Bellerophon Therapeutics, Inc.
    Assaf Korner, Chief Financial Officer

    Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
    Jeffrey P. Schultz, Esq.